Mail Stop 4720

December 4, 2009

William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11 Bermuda

Re: **Flagstone Reinsurance Holdings Limited**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 13, 2009
      DEF 14A Filed April 14, 2009
      File No. 001-33364

Dear Mr. Fawcett:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jeffrey P. Riedler
                    Assistant Director